John M. Newell

Direct Dial: +1.415.395.8034

john.newell@lw.com

May 13, 2013

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549-6010

505 Montgomery Street, Suite 2000
San Francisco, California 94111-6538
Tel: +1.415.391.0600 Fax: +1.415.395.8095
www.lw.com

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Re:	Gleacher & Company, Inc.

Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A

Filed May 10, 2013 by MatlinPatterson FA Acquisition LLC et al.

Definitive Proxy Statement on Schedule 14A

Filed May 13, 2013 by MatlinPatterson FA Acquisition LLC et al.

File No. 000-14140

Dear Mr. Panos:

This letter is submitted on behalf of MatlinPatterson FA Acquisition LLC (the “Stockholder”) in response to the oral comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment Nos. 2 and 3 to the Preliminary Proxy Statement on Schedule 14A filed May 9 and 10, 2013, respectively, under File No. 000-14140 in our telephone conversations on May 10, 2013. In response to the Staff’s comments, the Stockholder filed via EDGAR Amendment No. 3 to the Preliminary Proxy Statement (“Amendment No. 3”) as well as the Definitive Proxy Statement on Schedule 14A on May 10, 2013 and May 13, 2013, respectively. For reference purposes, a summary of the Staff’s oral comments has been included herein (in bold). Comments 1 and 2 were regarding Amendment No. 2, and comments 3-6 were regarding Amendment No. 3. The Stockholder’s response is below each numbered comment.

May 13, 2013

1. Reference is made to our prior Comment 1 and the revisions made in response thereto. In Proposal 1 on the form of proxy, the election of directors is qualified by the phrase “if and to the extent nominated by MatlinPatterson.” We understand that MatlinPatterson intends to nominate the five individuals specified in Proposal 1 and proxies will be voted as instructed. Accordingly, please revise to remove any implication that voting on the five nominees is conditioned upon nomination by MatlinPatterson.

Response: In response to the Staff’s comment, we have revised the text of Proposal 1 to delete the reference to voting for election of persons “if and to the extent nominated by MatlinPatterson.” The Stockholder intends to nominate the five persons named in Proposal 1, and therefore this qualification is not necessary.

2. With respect to Proposals 1(A)-(C), it would appear that the proposals combine two separate matters to be acted upon, the grant of discretionary authority to the persons named therein as proxies to vote the shares, as well as a proxy to vote the shares in the election of directors. See Rule 14a-4(a)(3). Please revise the form of proxy to provide the stockholders with the ability to provide voting instructions as to each separate matter to be acted upon.

Response: In response to the Staff’s comment, Proposals 1(A)-(C) (renumbered Proposal 2(A)-(C)) have been revised to clearly specify the conditions under which the shares will be voted in the election of the three additional directors. The only pre-condition to the named proxies voting the shares as directed is the nomination of the Messrs. Banks, Hasan, and McKinzie at the Annual Meeting. We have revised the instructions on the form of proxy to clearly specify that if the nominations occur, the shares subject to the proxy will be voted as directed, and if the nominations do not occur, the shares will not be voted on those proposals, in compliance with Rule 14a-4(e). In addition, we have revised the disclosure on page 12 of the Preliminary Proxy Statement to more clearly state the circumstances under which the Stockholder will decide at the time of the Annual Meeting whether or not to nominate three additional candidates. As a result of the revisions to the proposal, it is no longer necessary for the Stockholder to solicit discretionary voting authority on the part of the named proxies because all conditions to voting have now been specified.

3. On page 1 of the Preliminary Proxy Statement, Proposal 1, it states that five persons are to be nominated as directors for a term of one year. If the three persons referenced in Proposal 2 are also to serve for a term of one year, so state.

Response. In response to the Staff’s comment, we have revised Proposal 2 to state that the three persons are also to serve as directors for a term of one year.

4. On page 2 of the Preliminary Proxy Statement, there is a statement that holders that sign a gold proxy card will not have voted “for one, and possibly as many as four, seats.” As we understand it, MatlinPatterson has indicated that if it determines to nominate additional directors, it will nominate three additional directors and not fewer. Please revise to remove any implication to the contrary.

Response: In response to the Staff’s comment, we have revised the language to state that the number of seats as to which shares will not be voted will be either one or four.

5. On page 12, proxy cards will be voted as specified, “in the absence of specific instructions.” In this context, the phrase “specific instructions” may be ambiguous. Please explain or revise.

Response: In response to the Staff’s comment, we have revised the Preliminary Proxy Statement on page 12 and elsewhere.

6. On the form of proxy, it is stated that the shares will be voted on the three additional directors if they are “validly nominated” at the Annual Meeting, which may create an implication that there two conditions to voting, the nomination and its validity. Please advise.

Response: In response to the Staff’s comment, we have revised the Preliminary Proxy Statement and the form of proxy to delete the word “validly.”

May 13, 2013

If you have any questions, please feel free to contact the undersigned by telephone at 415-395-8034 (or by email at john.newell@lw.com). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ John M. Newell

John M. Newell

of LATHAM & WATKINS LLP

cc:	Michael P. Whalen, Esq., Whalen LLP